BARRETT & COMPANY

EXEMPTION REPORT

December 31, 2016



Barrett & Company

INVESTMENT SECURITIES

SINCE 1928

THE WILCOX BUILDING, 42 WEYBOSSET STREET, PROVIDENCE, RHODE ISLAND 02903 • 401 351-1000

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Barrett & Company is a broker/dealer registered with the SEC and FINRA.
- Barrett & Company claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2016.
- Barrett & Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 , as are customarily made and kept by a clearing broker or dealer.

- Barrett & Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016 without exception.
- Barrett & Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2016 through December 31, 2016.

The above statements are true and correct to the best of my and the Firm's knowledge.

Wilson G. Saville, President